Exhibit 99.1

Canopy Growth Announces Leadership Transition

  Bruce Linton to step down as co-CEO and Canopy Board member
  Mark Zekulin remains CEO
  Company Launches Search to Identify Leader to Guide Next Phase of Growth

TORONTO and SMITHS FALLS, ON, July 3, 2019 /CNW/ - Today, Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) and Bruce Linton announced that Bruce will step down as co-CEO and Canopy Board member. Mark Zekulin has agreed to become the sole CEO of the company and will work with the Board to begin a search to identify a new leader to guide the company in its next phase of growth, which will include both internal and external candidates. Rade Kovacevic, a long-serving member of the team currently leading all Canadian operations and recreational strategy will assume the role of President. These changes are effective immediately.

"Creating Canopy Growth began with an abandoned chocolate factory and a vision," said Linton. "The Board decided today, and I agreed, my turn is over. Mark has been my partner since this Company began and has played an integral role in Canopy's success. While change is never easy, I have full confidence in the team at Canopy – from Mark and Rade's leadership to the full suite of leadership – as we progress through this transition and into the future."

"We thank Bruce and Mark for establishing the foundation for a company that is very well-positioned to lead in the emerging global cannabis market," said Canopy Growth board director, David Klein. "We are also excited to embark upon our next phase of growth as global leader in the cannabis industry."

Canopy Growth has experienced rapid growth since being founded in 2013, establishing leading positions in Canada's medical and recreational cannabis markets and building an emerging presence in a number of additional markets around the world. The company recently received a $5 billion (CAD) investment from Constellation Brands, a leading beverage alcohol company, which provides a significant benefit as Canopy continues to establish a first-mover advantage in the quickly evolving global cannabis market.

"While Canopy will never be the same without Bruce, the team and I look forward to continuing to do what we have done for the past 6 years: investing in world class people, infrastructure and brands, and always seeking to lead through credibility and vision," said Zekulin. "I personally remain committed to a successful transition over the coming year as we begin a process to identify new leadership that will drive our collective vision forward. I know the company will continue to thrive as the Canopy story continues on for years to come."

The Board has also appointed John Bell as its Board Chair, to be reviewed at the Board's annual meeting in September when new board members are elected. Bell has served on the board as lead director for 5 years.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth owns 12 licensed cannabis production sites with millions of square feet of production capacity, including more than one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to national and international operations and expansion. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's executive transitions and departures, and such risks contained in the Company's annual information form dated June 24, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 06:59e 03-JUL-19